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Exhibit 3.2

Certificate of Amendment to
Certificate of Designations, Preferences, and Relative, Participating,
Optional and Other Special Rights of Preferred Stock and Qualifications,
Limitations and Restrictions Thereof
of
18% Senior Convertible Redeemable Series D Preferred Stock
of
Standard Parking Corporation

        Standard Parking Corporation, a Delaware corporation, hereby certifies that:

        1.     The name of the corporation is Standard Parking Corporation, a Delaware corporation (the "Corporation").

        2.     This Amendment to Certificate of Designations of 18% Senior Convertible Redeemable Series D Preferred Stock (this "Series D Certificate of Designations") was duly adopted in accordance with Sections 141(f), 228, and 242 of the Delaware General Corporation Law by the unanimous written consent of the Corporation's Board of Directors and by the unanimous written consent of the Corporation's 18% Senior Convertible Redeemable Series D Preferred Stockholders, being the stockholders of the Corporation entitled to vote thereon.

        3.     The date of the filing of the original Series D Certificate of Designations Stock with the Secretary of State of the State of Delaware was January 10, 2002.

        4.     The Series D Certificate of Designations is hereby amended as follows:

          a.     A new Section 5(a)(IV) is hereby inserted as follows:

"(IV) On or after June 15, 2008, at the election of a holder of Series D Stock, exercisable by delivering to the Company a written notice stating the number of shares of Series D Stock such holder elects to redeem, the Company shall redeem all or any portion of the outstanding shares of Series D Stock held by such holder at the then-effective Redemption Price, payable in cash, within 60 days after the date of such notice. Notwithstanding the foregoing, the Company shall not be required to redeem shares of Series D Stock to the extent such a redemption would be prohibited by the terms of the 9 1/4% Notes, the New Notes or the Credit Agreement, or by any applicable law (collectively, the "Redemption Prohibitions"). If the Company can redeem only a portion of the Series D Stock that the holder elects to redeem without violating the Redemption Prohibitions, the Company shall redeem from the holder the maximum number of shares of Series D Stock it can redeem without violating the Redemption Prohibitions. If more than one holder elects to redeem shares of Series D Stock and the Company is subject to Redemption Prohibitions, the Company shall redeem shares of Series D Stock on a pro rata basis (based on the number of shares held by each holder). The Company shall redeem all or a portion of the remaining shares of Series D Stock from time to time when the Company can do so without violating the Redemption Prohibitions, on a pro rata basis (based on the number of shares held by each holder) if more than one holder has elected to redeem shares of Series D Stock."

          b.     Section 5(b) of the Series D Certificate of Designations is hereby deleted in its entirety.

        5.     Except as expressly amended by this Amendment, the Series D Certificate of Designations remains unmodified and in full force and effect.

        In Witness Whereof, Standard Parking Corporation has caused this Amendment to Certificate of Designations of Series D Preferred Stock to be signed by its Secretary effective as of this 1st day of January, 2004.

Standard Parking Corporation
/s/ Robert N. Sacks Robert N. Sack, Secretary

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  Exhibit 3.2